UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Third Quarter 2021 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2021

NOVA LTD. (Registrant) By: /s/ Dror David Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Third Quarter 2021 Results

Rehovot, Israel, November 4, 2021 - Nova (Nasdaq: NVMI) today announced record financial results for the third quarter of 2021, the period ended September 30, 2021.

Third Quarter 2021 Highlights:

•	Record quarterly revenue of $112.7 million, up 62% year over year

•	Record GAAP net income of $30.3 million, or $1.02 per diluted share, up 113% year over year on a per-share basis

•	Record non-GAAP net income of $34.5 million, or $1.16 per diluted share, up 104% year over year on a per-share basis

•	Record materials metrology revenue driven by expanded product portfolio and new logic penetration

•	Continuous adoption of the NovaPRISM® standalone platform across segments and customers

GAAP Results ($K)

	Q3 2021	Q2 2021	Q3 2020
Revenues	$112,713	$97,746	$69,485
Net Income	$30,335	$22,924	$13,869
Earnings per Diluted Share	$1.02	$0.77	$0.48

NON-GAAP Results ($K)

	Q3 2021	Q2 2021	Q3 2020
Net Income	$34,546	$26,886	$16,511
Earnings per Diluted Share	$1.16	$0.90	$0.57

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"We remain confident in our strategy and the long-term value we create for our customers as they move towards production of next-generation devices across all technologies and segments. With the global surge in demand and the commensurate challenges to production capacity, our technology value continues to resonate strongly with a wide range of customers. This was demonstrated in the third quarter by several  selection wins and by the successful proliferation of our industry-leading technologies," commented Eitan Oppenhaim, President and Chief Executive Officer. "The increasing demand for our innovative portfolio along with the current market demand, paves us the way to another outperformance year in 2021 and builds a solid momentum towards 2022."

2021 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2021. Based on current estimates, management expects:

•	$113 million to $123 million in revenue

•	$0.78 to $0.96 in diluted GAAP EPS

•	$0.94 to $1.12 in diluted non-GAAP EPS

2021 Third Quarter Results

Total revenues for the third quarter of 2021 were $112.7 million, an increase of 15% compared with the second quarter of 2021 and an increase of 62% compared with the third quarter of 2020.

Gross margin in the third quarter of 2021 was 58%, compared with 57% in the second quarter of 2021 and 57% in the third quarter of 2020.

Operating expenses in the third quarter of 2021 were $29.7 million, compared with $28.7 million in the second quarter of 2021 and $24.1 million in the third quarter of 2020.

On a GAAP basis, the Company reported net income of $30.3 million, or $1.02 per diluted share, in the third quarter of 2021. This is compared with net income of $22.9 million, or $0.77 per diluted share, in the second quarter of 2021, and net income of $13.9 million, or $0.48 per diluted share, in the third quarter of 2020.

On a non-GAAP basis, the Company reported net income of $34.5 million, or $1.16 per diluted share, in the third quarter of 2021. This is compared with net income of $26.9 million, or $0.90 per diluted share, in the second quarter of 2021, and net income of $16.5 million, or $0.57 per diluted share, in the third quarter of 2020.

Conference Call Information

Nova will host a conference call today, November 4, 2021, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-855-327-6837
ISRAEL TOLL-FREE Dial-in Number: 1-809-458-327
INTERNATIONAL Dial-in Number: 1-631-891-4304

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
2:30 p.m. Israel Time
Please reference conference ID: 10016821

The conference call will also be webcast live from a link on (https://viavid.webcasts.com/starthere.jsp?ei=1503947&tp_key=bf95aab94b)

A replay of the conference call will be available from November 4, 2021 at 11:30 a.m. Eastern Time to November 11, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10016821

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova's unique capability to deliver innovative X-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at Nova website link - https://www.novami.com/.

Nova is traded on the Nasdaq & TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	September 30, 2021	December 31, 2020
Current assets
Cash and cash equivalents	72,127	232,304
Short-term interest-bearing bank deposits	258,970	191,567
Marketable securities	78,889	-
Trade accounts receivable, net	64,630	63,314
Inventories	73,390	61,734
Other current assets	10,056	9,782
Total current assets	558,062	558,701
Non-current assets
Marketable securities	120,940	-
Interest-bearing bank deposits	3,536	2,547
Restricted interest-bearing bank deposits	1,750	1,476
Deferred tax assets	5,117	2,869
Other long-term assets	571	462
Severance pay funds	1,253	1,281
Operating lease right-of-use assets	28,570	29,109
Property and equipment, net	32,791	34,168
Intangible assets, net	3,336	5,059
Goodwill	20,114	20,114
Total non-current assets	217,978	97,085
Total assets	776,040	655,786
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Convertible senior notes, net	181,962	-
Trade accounts payable	29,008	24,096
Deferred revenues	31,910	4,717
Operating lease current liabilities	4,153	3,703
Other current liabilities	35,754	28,418
Total current liabilities	282,787	60,934
Non-current liabilities
Convertible senior notes, net	-	178,808
Accrued severance pay	3,745	3,719
Operating lease long-term liabilities	31,039	31,905
Other long-term liability	9,923	8,882
Total non-current liabilities	44,707	223,314
Shareholders' equity	448,546	371,538
Total liabilities and shareholders' equity	776,040	655,786

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues:
Products	92,552	54,757	237,128	147,579
Services	20,161	14,728	57,464	45,514
Total revenues	112,713	69,485	294,592	193,093
Cost of revenues	47,475	29,828	125,480	82,493
Gross profit	65,238	39,657	169,112	110,600
Operating expenses:
Research and development, net	15,858	12,957	45,717	37,262
Sales and marketing	9,145	7,406	28,117	21,232
General and administrative	4,135	3,141	11,062	11,505
Amortization of acquired intangible assets	574	625	1,723	1,877
Total operating expenses	29,712	24,129	86,619	71,876
Operating income	35,526	15,528	82,493	38,724
Financing income (expense), net	(889)	846	(1,615)	2,261
Income before tax on income	34,637	16,374	80,878	40,985
Income tax expenses	4,302	2,478	10,003	6,735
Net income for the period	30,335	13,896	70,875	34,250

Earnings per share:
Basic	1.07	0.49	2.50	1.22
Diluted	1.02	0.48	2.39	1.18

Shares used for calculation of earnings per share (in thousands):
Basic	28,429	28,168	28,316	28,080
Diluted	29,858	29,020	29,660	28,933

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September e 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	$30,335	$13,896	$70,875	$34,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,619	1,474	4,794	4,303
Amortization of intangible assets	574	625	1,723	1,877
Amortization of premium and accretion of discount on marketable securities, net	570	-	853	-
Amortization of debt discount and issuance costs	1,069	-	3,154	-
Share-based compensation	2,642	1,946	6,992	4,718
Net effect of exchange rate fluctuation	(63)	(618)	(51)	(397)
Changes in assets and liabilities:
Trade accounts receivables, net	(6,423)	3,360	(1,316)	10,506
Inventories	(2,245)	(6,582)	(12,493)	(15,052)
Other current and long-term assets	(276)	484	(884)	5,223
Deferred tax assets, net	(534)	(182)	(2,248)	(728)
Operating lease right-of-use assets	374	352	1,191	956
Trade accounts payables	2,527	1,362	4,898	2,027
Deferred revenues	18,319	2,626	27,193	1,535
Operating lease liabilities	117	(865)	(1,068)	(1,255)
Other current and long-term liabilities	4,027	3,050	8,332	5,622
Accrued severance pay, net	(1)	42	54	192
Net cash provided by operating activities	52,631	20,970	111,999	53,777
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(15,335)	(13,139)	(68,679)	(46,141)
Investment in marketable securities	(107,261)	-	(208,727)	-
Proceed from sales and maturities of marketable securities	6,521	-	7,721	-
Purchase of property and equipment	(760)	(1,713)	(2,566)	(4,873)
Net cash used in investing activities	(116,835)	(14,852)	(272,251)	(51,014)
Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(2,549)
Proceeds from exercise of options	11	114	11	367
Net cash used in financing activities	11	114	11	(2,182)
Effect of exchange rate fluctuations on cash and cash equivalents	30	596	64	384
Decrease in cash and cash equivalents	(64,163)	6,828	(160,177)	965
Cash and cash equivalents - beginning of period	136,290	25,885	232,304	31,748
Cash and cash equivalents - end of period	$72,127	$32,713	$72,127	$32,713

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2021	June 30, 2021	September 30, 2020
GAAP gross profit	65,238	55,944	39,657
Stock-based compensation expenses *	557	382	414
Non-GAAP gross profit	65,795	56,326	40,071
GAAP gross margin as a percentage of revenues	58%	57%	57%
Non-GAAP gross margin as a percentage of revenues	58%	58%	58%

GAAP operating income	35,526	27,209	15,528
Stock-based compensation expenses *	2,642	2,128	1,946
Amortization of acquired intangible assets	574	574	625
Non-GAAP operating income	38,742	29,911	18,099
GAAP operating margin as a percentage of revenues	32%	28%	22%
Non-GAAP operating margin as a percentage of revenues	34%	31%	26%

GAAP net income	30,335	22,924	13,896
Stock-based compensation expenses *	2,642	2,128	1,946
Amortization of acquired intangible assets	574	574	625
Amortization of debt discount and issuance costs	1,069	1,051	-
Revaluation of operating lease liabilities	217	554	161
Tax effect of non-GAAP adjustments	(291)	(345)	(117)
Non-GAAP net income	34,546	26,886	16,511

GAAP basic earnings per share	1.07	0.81	0.49
Non-GAAP basic earnings per share	1.22	0.95	0.59

GAAP diluted earnings per share	1.02	0.77	0.48
Non-GAAP diluted earnings per share	1.16	0.90	0.57

Shares used for calculation of earnings per share (in thousands):
Basic	28,429	28,304	28,168
Diluted	29,858	29,815	29,020

* Stock-based compensation expenses for the three months ended September 30, 2021 included in – Cost of revenues - 557; Research and development expenses, net – 1,025; Sales and marketing expenses – 476; General and administrative expenses – 584

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2021
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.78	0.96
Estimated non-GAAP items:
Stock-based compensation expenses	0.11	0.11
Amortization of acquired intangible assets	0.02	0.02
Amortization of debt discount and issuance costs	0.04	0.04
Tax effect of non-GAAP adjustments	(0.01)	(0.01)
Estimated non-GAAP net income per diluted share	0.94	1.12